SONAECOM THIRD QUARTER 2006 RESULTS

JULY - SEPTEMBER

Table of Contents

1.	Message from Paulo Azevedo, CEO of Sonaecom		2
2.	Quarterly Highlights		3
3.	Consolidated Results		4
	3.1.	Consolidated Income Statement	4
	3.2.	Consolidated Balance Sheet	6
4.	Optimus		7
	4.1.	Operational Data	7
	4.2.	Financial Data	9
5.	Sonaecom Fixed		10
	5.1.	Operational Data	10
	5.2.	Financial Data	11
6.	Público		12
	6.1.	Operational Data	12
	6.2.	Financial Data	13
7.	Software and Systems Integration		14
	7.1.	Operational Data	14
	7.2.	Financial Data	14
8.	Other Issues		15
	8.1.	Regulatory Developments	15
	8.2.	Corporate Developments	15
9.	Additional Information		16

Notes:

(i) These Consolidated Financial Statements are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IAS/IFRS”) issued by the International Accounting Standards Board (“IASB”), as adopted by European Union;
(ii) Optimus and Sonaecom Fixed individual accounts have been subject to a Limited Review;
(iii) Enabler was sold on 30 June 2006 and, in order to facilitate comparisons against prior year for 3Q06 and 9M06, the 3Q05 and 9M05 comparative figures have been restated to exclude Enabler’s contribution to Sonaecom and SSI Consolidated Results. All comparisons, when stated, are made on this “like-for-like” basis.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

1.	Message from Paulo Azevedo, CEO of Sonaecom

This was a strong quarter for Sonaecom; our Telco companies achieved growth in customers and Customer Revenues, costs were kept under control, productivity and profitability improved and the group generated positive Net Results and improved Free Cash Flow (FCF). EBITDA increased by 12.6% and FCF was up by 8.3% when compared to the same quarter last year.

Optimus continued to grow its customer base and partially compensated the decrease of Mobile Termination Rates (MTRs), achieving EBITDA growth of 6.5% year on year and generating a margin of 29.4%, as a result of its successful commercial activity and its efforts to contain operating costs. During the quarter, Optimus continued to invest in expanding its 3G/HSDPA network and in developing its wireless broadband products, with the launch of Kanguru Fixo, a new broadband internet offer targeting in-house and in-office usage with speeds up to 3.6 Mbps. In addition, further investment was made to build its brand image, with a new communication approach and refinement of its market positioning.

Sonaecom Fixed continued to strengthen its position in the broadband market capturing, based on the latest market figures available, 37% of net adds in the Broadband market in 2Q06. Importantly, our strategy focused on direct access broadband and wholesale business has started to pay-off with Sonaecom Fixed achieving positive EBITDA in the quarter.

The restructuring programme at Público is now well under way with a number of agreed actions to reduce fixed costs, improve processes and productivity and significantly redesign the newspaper. Restructuring costs have had an impact of 2 million euros to date which have added to the underlying negative performance caused by continuing pressure on all revenue lines.

During the quarter, we reached an agreement with EDP and Parpública, for a share-for-share exchange of their shareholdings in Optimus for shares in Sonaecom. As a result of this agreement, EDP and Parpública will receive 58.3 million and 11.4 million shares, respectively, in the enlarged share capital of Sonaecom representing stakes of 15.9% and 3.1%, respectively. Following these roll-ups, Sonaecom will own 100% of Optimus, which will allow us to achieve greater operating and financial flexibility going forward.

On 27 September 2006, the Competition Authority announced its preliminary decision regarding our proposed Public Tender Offer for Portugal Telecom, disclosing the commitments to be undertaken by Sonaecom to allow our bid for Portugal Telecom to proceed. This was a important step forward in our bid process, clearing the way for us to integrate TMN and Optimus should our bid be successful. However, the conditions laid out by Competition Authority are significantly more onerous than we originally expected, and will have a substantial negative impact on our combined mobile business plan. Over and above the required content divestments and the vertical separation of the copper network, the remedies will incentivise and create a third mobile network operator as a result of the combination of the sale of sites and spectrum, co-location requirements and other remedies that will effectively subsidise the growth of the third operator through interconnection tariffs and on-net off-net pricing protection.

On 4 October 2006, we sought to clarify CMVM’s position on Sonaecom’s options as regards pricing of the Tender Offer for Portugal Telecom resulting from Portugal Telecom’s increased dividend for 2005. CMVM has declined to render an opinion until Sonaecom submits a formal decision by the Board on a revised pricing for the Offer. The terms of the initial registration of our Offer, 9.50 euros per share, which assumed a dividend of 0.385 euros, now unfortunately imply a much larger premium over the stand-alone value of Portugal Telecom, in view of the systematic lowering of EBITDA and FCF forecasts that has followed the declining operational figures presented in each of the last three quarters. As far as the bid process is concerned, we will continue to push for timely decisions.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

2.	Quarterly Highlights

During 3Q06, Sonaecom saw positive operational and financial developments at both Optimus and Sonaecom Fixed in terms of the underlying leading operational indicators and operational profitability.

Operational Highlights

OPERATING KPI's	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Optimus
Customers (EOP) ('000)	2,270.5	2,491.5	9.7%	2,430.3	2,270.5	2,491.5	9.7%
Net Additions ('000)	91.8	61.1	-33.4%	46.9	141.7	138.3	-2.4%
Data as % Service Revenues	11.5%	14.1%	2.7pp	13.8%	10.5%	13.8%	3.3pp
MOU (1) (min.)	115.3	117.3	1.7%	114.7	112.1	115.2	2.8%
Sonaecom Fixed
Total Services (EOP)	255,092	336,471	31.9%	327,347	255,092	336,471	31.9%
Direct	49,024	219,160	-	194,240	49,024	219,160	-
Direct access as % Customer Revenues	38.2%	67.9%	29.6pp	64.6%	32.4%	63.3%	30.9pp
Sonaecom
Employees	2,294.0	1,939.0	-15.5%	2,265.0	2,294.0	1,939.0	-15.5%

(1) Minutes of Use per Customer (Home is included since 4Q05).

▪	Optimus: Customers increased by 9.7% to 2.5 million in 3Q06, compared to 2.3 million at the end of 3Q05; Data Revenues represented 14.1% of Service Revenues in the quarter, up from 11.5% in 3Q05.

▪
Sonaecom Fixed: Direct Access Services increased by 170.1 thousand to 219.2 thousand at the end of 3Q06, from 49 thousand, at the end of 3Q05. When compared to 2Q06, direct access services increased by 12.8%; Direct Access Revenues represented 67.9% of Customer Revenues in 3Q06, compared to 38.2% in 3Q05.

▪
Sonaecom: total employees decreased 15.5% compared to 3Q05 and 14.4% from the previous quarter, reflecting the sale of Enabler in June 2006. Excluding Enabler’s 309 employees included in 3Q05, Sonaecom’s headcount would have decreased by 2.3% in 3Q06 compared to 3Q05, consistent with our pursuit of productivity gains and a simplified and integrated structure.

Consolidated Financial Highlights

Million euros
CONSOLIDATED FINANCIAL KPI's	3Q05	3Q05(R)	3Q06	y.o.y	2Q06	9M05	9M05(R)	9M06	y.o.y
Turnover	221.6	214.8	214.5	-0.1%	212.6	627.5	620.7	624.0	0.5%
EBITDA	41.6	40.7	45.8	12.6%	66.5	125.2	124.3	151.3	21.7%
EBITDA Margin (%)	18.8%	18.9%	21.3%	2.4pp	31.3%	20.0%	20.0%	24.2%	4.2pp
EBIT	10.1	9.3	11.9	27.9%	32.7	31.2	30.4	51.1	68.1%
EBT	6.4	5.6	7.1	25.9%	28.5	21.7	20.9	38.6	84.3%
Net Results - Group Share (1)	1.5	1.0	2.2	122.2%	24.1	7.3	6.8	26.5	-
CAPEX	28.9	28.8	28.3	-1.8%	134.8	93.5	93.4	199.1	113.2%
CAPEX as % of Turnover	13.0%	13.4%	13.2%	-0.2pp	63.4%	14.9%	15.0%	31.9%	16.9pp
EBITDA - CAPEX	12.7	11.9	17.5	47.6%	-68.3	31.7	30.9	-47.9	-
FCF (2)	18.1	17.4	18.9	8.3%	-93.9	3.1	2.4	-93.9	-

(1) Net Results after Minority Interests; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs; (R) Restated Values, excluding Enabler's contribution.

▪	Turnover reached 214.5 million euros, similar to 3Q05(R) level, driven by growth of the new mobile products and direct broadband services, notwithstanding the regulated decrease in MTRs.

▪
Consolidated Customer Revenues increased by 6.5% to 133.8 million euros in 3Q06 when compared to 125.7 million euros in 3Q05(R), driven by a 2.2% increase at Optimus and a 28.9% increase at Sonaecom Fixed.

▪	EBITDA increased by 12.6% to 45.8 million euros compared to 40.7 million euros in 3Q05(R), and EBITDA-CAPEX increased by 47.6% to 17.5 million euros compared to 3Q05(R).

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

3.	Consolidated Results

3.1.	Consolidated Income Statement

Million euros
CONSOLIDATED INCOME STATEMENT	3Q05	3Q05(R)	3Q06	y.o.y	2Q06	9M05	9M05(R)	9M06	y.o.y
Turnover	221.6	214.8	214.5	-0.1%	212.6	627.5	620.7	624.0	0.5%
Optimus	167.5	167.5	162.5	-3.0%	150.0	466.1	466.1	453.7	-2.7%
Sonaecom Fixed	41.8	41.8	52.4	25.3%	49.3	117.0	117.0	146.2	24.9%
Público	10.4	10.4	8.2	-21.7%	10.5	33.2	33.2	27.4	-17.5%
SSI	21.4	14.6	15.3	4.4%	24.0	64.6	57.8	61.4	6.2%
Other & Eliminations	-19.6	-19.6	-23.8	-21.5%	-21.2	-53.4	-53.4	-64.6	-20.9%
Other Revenues	2.2	1.8	1.1	-40.1%	27.3	4.5	4.1	29.6	-
Operating Costs	179.7	173.4	167.2	-3.6%	169.7	501.3	495.0	494.2	-0.2%
COGS	33.3	33.3	25.7	-22.8%	30.7	78.3	78.3	72.4	-7.6%
Network Costs (1)	67.1	67.1	64.3	-4.1%	61.4	188.8	188.8	189.4	0.3%
Personnel Costs	25.2	21.8	24.4	11.9%	25.9	78.0	74.6	77.3	3.6%
Marketing & Sales	24.4	24.3	25.2	3.8%	22.6	68.3	68.1	67.4	-1.0%
Outsourcing Services (2)	15.3	13.9	14.0	0.6%	14.7	43.6	42.2	45.4	7.5%
General & Administrative Expenses	11.4	10.1	10.9	7.2%	11.8	34.1	32.8	34.3	4.3%
Other Operating Costs	3.0	3.0	2.8	-7.1%	2.6	10.1	10.1	8.0	-21.4%
Provisions and Impairment Losses	2.5	2.5	2.6	6.1%	3.7	5.5	5.5	8.2	49.7%
EBITDA	41.6	40.7	45.8	12.6%	66.5	125.2	124.3	151.3	21.7%
EBITDA Margin (%)	18.8%	18.9%	21.3%	2.4pp	31.3%	20.0%	20.0%	24.2%	4.2pp
Optimus	44.8	44.8	47.7	6.5%	42.5	130.7	130.7	134.6	3.0%
Sonaecom Fixed	-4.3	-4.3	0.6	-	-2.6	-8.3	-8.3	-6.4	22.6%
Público	-1.1	-1.1	-3.2	-188.1%	-0.7	-1.9	-1.9	-5.9	-
SSI	2.3	1.4	0.8	-44.8%	27.3	7.5	6.6	30.0	-
Other & Eliminations	-0.1	-0.2	-0.2	15.2%	0.0	-2.8	-2.8	-1.0	65.1%
Depreciation & Amortization	31.5	31.4	33.9	8.1%	33.8	94.0	93.9	100.2	6.7%
EBIT	10.1	9.3	11.9	27.9%	32.7	31.2	30.4	51.1	68.1%
Net Financial Results	-3.7	-3.6	-4.8	-31.1%	-4.2	-9.5	-9.5	-12.5	-32.2%
Financial Income	1.4	1.5	1.4	-6.1%	1.3	3.5	3.5	4.6	31.5%
Financial Expenses	5.1	5.1	6.1	20.5%	5.5	12.9	12.9	17.1	32.0%
EBT	6.4	5.6	7.1	25.9%	28.5	21.7	20.9	38.6	84.3%
Taxes	1.5	1.3	4.3	-	1.1	3.2	3.0	3.2	6.4%
Net Results	4.9	4.4	2.8	-35.9%	27.4	18.5	17.9	35.4	97.4%
Group Share	1.5	1.0	2.2	122.2%	24.1	7.3	6.8	26.5	-
Attributable to Minority Interests	3.4	3.4	0.6	-81.8%	3.2	11.1	11.1	8.9	-20.0%
(1) Network Costs = Interconnection plus Leased Lines plus Content plus Other Network Operating Costs; (2) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (R) Restated Values, excluding Enabler's contribution.

Turnover
Consolidated Turnover reached 214.5 million euros in 3Q06, similar to 3Q05(R), notwithstanding the negative effect of the declining MTRs and the continuing fall of incoming fixed traffic at Optimus. The main contributions for this positive performance came from: (i) 2.2% increase in Optimus’ Customer Revenues, partially offsetting the negative impact of lower MTRs on Operating Revenues; and (ii) 25.3% higher Turnover at Sonaecom Fixed driven by strong growth in both Customer Revenues of 28.9% and in Operator Revenues of 21.8%, the former driven by the strong performance of the direct access business.

Operating Costs
Total Operating Costs excluding COGS totalled 141.5 million euros in 3Q06, just 1.0% over 140.1 million euros in 3Q05(R), and represented 73.7% of Service Revenues, compared to 74.9% in 3Q05(R), reflecting the Group’s continued focus on the cost base. Cost savings are mainly achieved by lower Network Costs, down 4.1% on 3Q05(R), driven by: (i) lower Maintenance Costs of Optimus’ network, as result of the price renegotiation completed in January 2006 for the network outsourcing services; notwithstanding the higher energy and rental costs associated with the extension of the Optimus 3G network and higher maintenance costs related with Sonaecom Fixed network capillarity expansion; and (ii) lower Interconnection costs by 3.9% compared to 3Q05(R), as a result of MTRs reduction and notwithstanding the Traffic increase in 3Q06 at Optimus and Sonaecom Fixed when compared to 3Q05(R). Notwithstanding, Leased Lines were up by 4.8%, driven by: (i) the extension of Sonaecom Fixed direct access coverage, through 134 unbundled Central Offices with ADSL2+; (ii) the related monthly fees per unbundled local loop; and (iii) the higher number of wholesale circuits in the quarter.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

Personnel Costs increased by 11.9% as compared to 3Q05(R), as a result of the restructuring programme under implementation at Público and the related severance costs recognized in the quarter. Marketing & Sales costs increased by 3.8% to 25.2 million euros, driven by Sonaecom Fixed active promotion of its direct broadband double play offers and notwithstanding Optimus lower marketing investment in the quarter.

Provisions and Impairment Losses increased to 2.6 million euros in 3Q06 from 2.5 million euros in 3Q05(R), resulting from increased Provisions for Bad Debt at our telecom businesses and despite a reduction of Provisions for Inventories due to improvements in stock management at Optimus.

EBITDA
Consolidated EBITDA totalled 45.8 million euros in 3Q06 generating a margin of 21.3%, compared to an EBITDA of 40.7 million euros and a margin of 18.9% in 3Q05(R), driven by higher EBITDA contributions from Optimus and Sonaecom Fixed: (i) Optimus recorded an EBITDA of 47.7 million euros, compared to 44.8 million euros in 3Q05(R), reflecting the results of investments focused on convergent products and mobile internet access; and (ii) Sonaecom Fixed achieved EBITDA break-even of 0.6 million euros, compared to a negative EBITDA of 4.3 million euros in 3Q05(R), as the investment in ADSL2+ broadband services over ULL began to show tangible results.

Net Profit
Depreciation and Amortization charges increased by 8.1% in 3Q06, from 31.4 million euros in 3Q05(R) to 33.9 million euros, as a result of the extension of Optimus’ UMTS/HSDPA network and Sonaecom Fixed access network capillarity.

Net Financial Charges increased by 31.1% to 4.8 million euros in 3Q06, as compared to 3.6 million euros in 3Q05(R), primarily explained by: (i) higher Financial Expenses increasing by 20.5% to 6.1 million euros due to higher average cost of debt of 4.87% in 3Q06, compared to 3.95% in 3Q05(R); and (ii) lower Interest Income in 3Q06, driven by the decrease in Liquidity in the quarter mainly explained by the use of cash for the acquisition of just over 1% of PT’s share capital during 2Q06.

Taxes in 3Q06 showed a charge of 4.3 million euros, compared to a charge of 1.3 million euros in 3Q05(R), which comprises a current tax cash charge of 0.2 million euros compared to 0.3 million in 3Q05(R) and movements of deferred tax assets at Optimus generating a net charge of 4.1 million euros compared to a net charge of 1.2 millions in 3Q05(R).

Net Results Group Share were positive 2.2 million euros, up from positive 1.0 million euros in 3Q05(R). This increase is mainly due to the higher level of EBITDA in the quarter, notwithstanding the 2.5 million euros higher Depreciation charges and higher Net Financial charges in the quarter compared to 3Q05(R). Net Results Group Share reflect the impact on Minority Interest of the share-for-share exchange agreements with EDP and Parpública, reached during 3Q06, and France Telecom’s roll-up reached during 4Q05.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

3.2.	Consolidated Balance Sheet

Million euros
CONSOLIDATED BALANCE SHEET	3Q05	3Q06	y.o.y	4Q05	y.o.y
Total Assets	1,188.0	1,488.5	25.3%	1,451.8	2.5%
Non Current Assets	754.9	1,103.7	46.2%	1,010.2	9.3%
Tangible and Intangible Assets	638.6	642.1	0.6%	652.7	-1.6%
Goodwill	41.5	282.1	-	285.5	-1.2%
Investments	1.9	113.3	-	1.9	-
Deferred Tax Assets	66.6	63.5	-4.7%	66.2	-4.2%
Others	6.3	2.7	-57.3%	3.9	-30.1%
Current Assets	433.1	384.9	-11.1%	441.6	-12.9%
Trade Debtors	140.9	150.0	6.4%	143.6	4.4%
Liquidity	199.8	114.9	-42.5%	209.4	-45.1%
Others	92.4	119.9	29.8%	88.6	35.3%
Shareholders' Funds	449.1	724.7	61.4%	686.9	5.5%
Group Share	264.4	603.7	128.4%	571.8	5.6%
Minority Interests	184.7	121.1	-34.5%	115.2	5.1%
Total Liabilities	739.0	763.8	3.4%	764.8	-0.1%
Non Current Liabilities	473.7	490.3	3.5%	480.6	2.0%
Bank Loans	454.8	459.4	1.0%	455.9	0.8%
Other Loans	1.7	0.0	-100.0%	0.0	-
Provisions for Other Liabilities and Charges	2.3	16.9	-	5.1	-
Others	14.9	14.0	-6.2%	19.7	-28.7%
Current Liabilities	265.3	273.5	3.1%	284.2	-3.8%
Bank Loans	0.7	0.7	-6.3%	0.1	-
Trade Creditors	123.9	119.9	-3.2%	143.3	-16.3%
Others	140.7	152.9	8.7%	140.9	8.6%
CAPEX	28.9	28.3	-2.1%	47.3	-40.3%
CAPEX as % of Turnover	13.0%	13.2%	0.1pp	21.9%	-8.7pp
EBITDA - CAPEX	12.7	17.5	37.7%	-15.7	-
FCF (1)	18.1	18.9	3.9%	10.3	82.6%
Gross Debt	462.1	464.0	0.4%	461.1	0.6%
Net Debt	262.3	349.1	33.1%	251.6	38.7%
Net Debt/ EBITDA last 12 months	1.5 x	1.9 x	0.4x	1.6 x	0.3x
EBITDA/Interest Expenses (2)	11.9 x	9.8 x	-2x	8.9 x	0.9x
Debt/(Debt + Shareholders' Funds)	50.7%	39.0%	-11.7pp	40.2%	-1.1pp
(1) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs ; (2) Interest Cover.

Capital Structure
Consolidated Gross Debt at the end of September 2006 was 464.0 million euros, similar to the level in December 2005. Consolidated liquidity decreased by 94.5 million euros to 114.9 million euros, compared to 209.4 million euros at the end of 4Q05, reflecting the 105.9 million euros cash outflow related to the acquisition of approximately 1% in PT and the proceeds from the sale of Enabler during 2Q06. Consolidated Net Debt as at 3Q06 stood at 349.1 million euros, an increase of 97.5 million euros compared to 4Q05.

At the end of 3Q06 and compared to end 4Q05, Leverage or Net Debt to annualised EBITDA deteriorated to 1.9x from 1.6x, Gearing or Debt to Equity improved to 39.0% from 40.2%, while Interest Cover improved significantly to 9.8x, from 8.9x.

Net Debt at Sonaecom SGPS stood at 166.5 million euros at the end of 3Q06, reflecting a total cash position of 62.3 million euros, external debt of 146.5 million euros and treasury applications made by subsidiaries with Sonaecom of 82.3 million euros.

CAPEX
Consolidated CAPEX was 28.3 million euros in 3Q06, 2.1% lower than in 3Q05 and represented 13.2% of Turnover. This level of CAPEX is primarily a result of the lower investment level at Sonaecom Fixed, down by 20.8% in 3Q06 when compared to 3Q05, due to the less aggressive policy in expanding capacity and direct coverage during the quarter, compared to the strong investment effort undertaken during 3Q05.

Of total CAPEX, 41% was invested in the deployment of UMTS/HSDPA network, 19.8% was related to Information Technology/Information Systems investments, 8.8% was invested in the network to support ULL broadband and 1.8% was capitalized Triple Play development costs.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

Other balance sheet items
Gross Assets were 1,424 million euros in 3Q06, compared to 1,341 million euros in 4Q05 and Depreciations and Amortizations totalled 782 million euros, compared to 688 million euros in 4Q05. Total Investments reached 113.3 million euros, compared to 1.9 million euros in 4Q05, including 111.2 euros related with the acquisition of just over 1% of Portugal Telecom’s share capital in 2Q06.

FCF

Million euros
LEVERED FREE CASH FLOW	3Q05	3Q05(R)	3Q06	y.o.y	2Q06	9M05	9M05(R)	9M06	y.o.y
EBITDA-CAPEX	12.7	11.9	17.5	47.6%	-68.3	31.7	30.9	-47.9	-
Change in WC	6.1	5.7	1.2	-79.3%	-32.7	-25.2	-25.6	-56.4	-120.7%
Non Cash Items & Other	2.2	2.4	2.8	17.1%	10.2	4.4	4.7	18.6	-
Operating Cash Flow	21.0	20.0	21.5	7.6%	-90.9	10.9	10.0	-85.6	-
Financial results	-2.6	-2.5	-2.5	-0.1%	-2.8	-6.6	-6.6	-7.5	-13.2%
Income taxes	-0.3	-0.1	-0.1	-79.0%	-0.3	-1.2	-1.0	-0.8	19.2%
FCF	18.1	17.4	18.9	8.3%	-93.9	3.1	2.4	-93.9	-
(R) Restated Values, excluding Enabler's contribution.

Consolidated FCF in 3Q06 was positive 18.9 million euros, compared to a positive 17.4 million euros in 3Q05(R). This 8.3% increase is primarily a result of the higher EBITDA generated in the quarter and the lower level of CAPEX incurred. The 1.2 million euros improvement in Working Capital in 3Q06 is mainly explained by the better managed stock levels at Optimus.

4.	Optimus

4.1.	Operational Data

OPTIMUS OPERATIONAL KPI's	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Customers (EOP) ('000)	2,270.5	2,491.5	9.7%	2,430.3	2,270.5	2,491.5	9.7%
% Pre-paid Customers	82.2%	78.9%	-3.2pp	80.3%	82.2%	78.9%	-3.2pp
Active Customers (1)	1,818.9	1,970.0	8.3%	1,922.5	1,755.1	1,927.5	9.8%
Net Additions ('000)	91.8	61.1	-33.4%	46.9	141.7	138.3	-2.4%
Data as % Service Revenues	11.5%	14.1%	2.7pp	13.8%	10.5%	13.8%	3.3pp
Total #SMS/month/user	44.8	50.6	12.9%	52.0	33.6	50.9	51.3%
MOU (2) (min.)	115.3	117.3	1.7%	114.7	112.1	115.2	2.8%
ARPU (euros)	23.0	20.9	-9.0%	19.4	22.4	19.9	-11.1%
ARPM (3) (euros)	0.20	0.18	-10.5%	0.17	0.20	0.17	-13.5%
CCPU (4) (euros)	17.4	15.4	-11.2%	14.8	16.7	14.9	-10.8%
SAC&SRC (5) ( '000 000 euros)	30.3	27.3	-9.7%	24.8	76.9	70.9	-7.8%
Employees (6)	987	1,056	7.0%	1,054	987	1,056	7.0%
(1) Active Customers with Revenues generated on last 90 days; (2) Minutes of Use per Customer (Home is included since 4Q05); (3) Average Revenue per Minute; (4) Cash Cost per Customer = Total Operational Costs per Customer less Equipment Sales; (5) Total Acquisition & Retention Costs; (6) Includes Shared Services Division.

Optimus continued to achieve solid growth in its subscriber base and Customer Revenues, as a result of its focus on obtaining more value from voice and data, and in broadening market boundaries through its wireless internet products and Fixed-Mobile convergent products, partially compensating lower Operating Revenues resulting from the decrease of MTRs.

Growth Initiatives
During 3Q06, Optimus further developed its convergent products on offer, both in the residential and business segments, reinforced its brand positioning and expanded its residential offer. The new products launched include: (i) Kanguru Fixo, a new broadband internet offer targeted at in-house and in-office usage, with monthly prices starting at 22.5 euros and speeds up to 3.6 Mbps; (ii) Kanguru Light, a new portable broadband internet product based on HSDPA technology priced at 29.9 euros, targeting internet soft users and providing speeds up to 640 Kbps; (iii) Serviço Local and Serviço Nacional, complementary offers to business clients which eliminate the need for a fixed line service, offering free calls within a user group and very cheap calls to fixed destinations, while at the office; and (iv) launch of new tariff plans, Limo and Limo+, targeted at young consumer segments.

Customer Base
Optimus’ customer base increased by 9.7% to 2.50 million, at the end of 3Q06, compared to 2.27 million at the end of 3Q05, with Net Additions of 61.1 thousand in 3Q06, reflecting the success of its growth strategy. Active customers at the end of 3Q06 totalled 1.97 million, as compared to 1.82 million in 3Q05, an increase of 8.3% over 3Q05.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

During 3Q06, Optimus Customers generated an ARPU of 20.9 euros, down from an ARPU of 23.0 euros in 3Q05, of which 14.5 euros related to Customer Monthly Bill. The ARPU decrease of 9.0% when compared to 3Q05 is mainly explained by the impact of the phased reductions in MTRs and the continued decrease of incoming Fixed traffic.

Data Usage
Data Revenues represented 14.1% of Service Revenues in 3Q06, an improvement of 2.7pp over 3Q05, as the result of Optimus’ focus on increasing data services usage. Total monthly SMS’s per user increased by 12.9%, mainly explained by the success of the chat plans on offer. Non-SMS related data services accounted for 36.5% of total Data Revenues in 3Q06, compared to 28.8% in 3Q05.

Traffic
In 3Q06, total voice traffic1  was 11% higher than that recorded in 3Q05, with Minutes of Use per customer increasing by 1.7% to 117.3 minutes, compared to 115.3 minutes in 3Q05, mainly driven by the performance of the new products and services launched. Optimus’ Operator Revenues continued to be negatively affected by the continued reduction in fixed to mobile traffic, which decreased by 10.7% compared to 3Q05 and was similar to 2Q06 incoming traffic.

Mobile Network
During 3Q06, Optimus’ continued to invest in extending its network reach and capacity, with the deployment of new UMTS sites and upgrade of the 3G network. By the end of 3Q06, UMTS network covered almost 65% of the population with the delivery of speeds up to 384Kbps, of which 53% has been upgraded with HSDPA technology with bandwidth of up to 3.6 Mbps.

1 Total Traffic = total incoming traffic plus total outgoing traffic plus total Roaming out

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

4.2.	Financial Data

Million euros
OPTIMUS CONSOLIDATED INCOME STATEMENT	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Turnover	167.5	162.5	-3.0%	150.0	466.1	453.7	-2.7%
Service Revenues	150.6	149.6	-0.7%	136.8	428.4	420.0	-1.9%
Customer Revenues	101.3	103.4	2.2%	98.1	291.4	298.8	2.5%
Operator Revenues	49.3	46.1	-6.5%	38.7	137.0	121.3	-11.5%
Equipment Sales	16.9	12.9	-23.8%	13.2	37.7	33.6	-10.8%
Other Revenues	7.0	8.0	13.6%	9.1	19.5	26.0	33.1%
Operating Costs	127.4	120.4	-5.5%	113.6	350.1	337.9	-3.5%
COGS	25.6	18.8	-26.6%	20.3	54.8	47.8	-12.8%
Interconnection & Contents	35.6	34.5	-3.2%	32.5	104.7	98.5	-6.0%
Leased Lines & Other Network Operating Costs	12.6	13.4	5.7%	11.7	35.2	38.2	8.6%
Personnel Costs	11.3	13.0	14.6%	12.1	34.9	37.7	7.9%
Marketing & Sales	19.4	18.8	-3.0%	16.0	53.3	49.5	-7.2%
Outsourcing Services (1)	13.4	12.5	-6.5%	12.0	37.9	37.9	-0.1%
General & Administrative Expenses	7.0	7.0	0.7%	6.9	20.5	21.1	3.0%
Other Operating Costs	2.5	2.4	-3.3%	2.1	8.7	7.3	-16.8%
Provisions and Impairment Losses	2.3	2.3	0.8%	3.0	4.8	7.2	50.2%
Service Margin (2)	114.9	115.0	0.1%	104.3	323.6	321.6	-0.6%
Service Margin (%)	76.3%	76.9%	0.6pp	76.2%	75.5%	76.6%	1pp
EBITDA	44.8	47.7	6.5%	42.5	130.7	134.6	3.0%
EBITDA Margin (%)	26.8%	29.4%	2.6pp	28.3%	28.0%	29.7%	1.6pp
Depreciation & Amortization	27.0	29.5	9.2%	29.3	81.2	87.0	7.1%
EBIT	17.8	18.2	2.4%	13.2	49.5	47.6	-3.9%
Net Financial Results	-3.4	-3.0	11.8%	-3.1	-10.1	-9.3	8.1%
Financial Income	0.4	1.1	-	0.8	1.0	2.5	151.5%
Financial Expenses	3.8	4.1	8.7%	3.9	11.1	11.8	6.4%
EBT	14.3	15.2	5.9%	10.1	39.4	38.3	-2.8%
Taxes	-0.3	4.2	-	0.7	1.4	2.2	51.7%
Net Results	14.6	10.9	-25.1%	9.4	38.0	36.2	-4.8%

CAPEX	22.2	23.4	5.3%	21.2	48.8	70.8	45.2%
CAPEX as % of Turnover	13.2%	14.4%	1.1pp	14.1%	10.5%	15.6%	5.1pp
EBITDA - CAPEX	22.6	24.4	7.7%	21.3	81.9	63.8	-22.2%
FCF (3)	28.2	30.5	8.1%	11.0	47.7	44.4	-7.0%
Gross Debt	313.4	316.8	1.1%	316.1	313.4	316.8	1.1%
Net Debt	254.7	185.5	-27.2%	215.1	254.7	185.5	-27.2%
Net Debt/ EBITDA last 12 months	1.5 x	1.1 x	-0.4x	1.3 x	1.5 x	1.1 x	-0.4x
EBITDA/Interest Expenses	19.3 x	15.8 x	-3.5x	15.6 x	18.0 x	16.4 x	-1.6x
Debt/(Debt + Shareholders' Funds)	46.4%	43.9%	-2.5pp	44.5%	46.4%	43.9%	-2.5pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) Service Margin = Service Revenues minus Interconnection & Content Costs; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

Turnover
Customer Revenues increased by 2.2% to 103.4 million euros compared to 101.3 million euros in 3Q05, mainly driven by the success of the growth strategy implemented. The large investment focused on innovation and growth initiatives partially compensated lower MTRs that were reduced further as of 1 July 2006 and impacted by 5.8 million euros Operator Revenues, resulting in a reduction of Service Revenues of just over 0.7% to 149.6 million euros as compared with 3Q05. Excluding the impact of the MTRs, Service Revenues would have increased by 3.2% as compared to 3Q05.

EBITDA
EBITDA in 3Q06 reached 47.7 million euros and a margin of 29.4%, an increase of 6.5% and 2.6pp over 3Q05. This growth was primarily a result of higher Customer Revenues and a 5.5% reduction in total Operating Costs, despite the decrease in MTRs that led to a reduction of 2.3 million euros in EBITDA compared to 3Q05. Excluding the impact of the MTRs, EBITDA would have increased by 11.6% as compared to 3Q05.

Total OPEX excluding COGS and Marketing & Sales reached 82.8 million euros, similar to 3Q05 level, consistent with Optimus investment in growing market share and achieving profitability while maintaining a commitment to managing costs and operating efficiencies. Marketing & Sales and Handset Subsidisation costs reached 24.7 million euros in 3Q06, 3.4 million euros less than in 3Q05, primarily as a result of the lower subsidization down by 2.8 million euros, although still reflecting a strong promotional activity at Optimus, primarily related to Optimus’ brand repositioning. Network Costs were down by 6.6%, due to lower Maintenance Costs of Optimus network that more than compensated for higher energy and rental costs associated with the extension of the Optimus 3G network. Outsourcing Services decreased by 6.5%, reflecting Optimus’ effort to contain operating costs while Leased Lines were up by 27.4%, primarily due to the extension of the 3G and HSDPA network, resulting in higher number of circuits rented.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

5.	Sonaecom Fixed

5.1.	Operational Data
SONAECOM FIXED OPERATIONAL KPI's	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Total Services (EOP)	255,092	336,471	31.9%	327,347	255,092	336,471	31.9%
Direct	49,024	219,160	-	194,240	49,024	219,160	-
ULL	47,110	216,871	-	192,063	47,110	216,871	-
Other	1,914	2,289	19.6%	2,177	1,914	2,289	19.6%
Indirect	206,068	117,311	-43.1%	133,107	206,068	117,311	-43.1%
Voice	103,392	61,078	-40.9%	67,770	103,392	61,078	-40.9%
Internet Broadband	15,273	12,381	-18.9%	13,486	15,273	12,381	-18.9%
Internet Narrowband	87,403	43,852	-49.8%	51,851	87,403	43,852	-49.8%
Total Accesses (1)	n.a.	283,232	n.a.	248,116	n.a.	283,232	n.a.
PSTN/ISDN	n.a.	153,318	n.a.	133,452	n.a.	153,318	n.a.
ULL ADSL	n.a.	117,533	n.a.	101,178	n.a.	117,533	n.a.
Wholesale ADSL	n.a.	12,381	n.a.	13,486	n.a.	12,381	n.a.
Unbundled Central Offices with transmission	126	138	9.5%	138	126	138	9.5%
Unbundled Central Offices with ADSL2+	26	134	-	130	26	134	-
Direct access as % Customer Revenues	38.2%	67.9%	29.6pp	64.6%	32.4%	63.3%	30.9pp
Total Voice Traffic ('000 Min.)	334,316	358,721	7.3%	348,797	905,551	1,078,548	19.1%
Total Internet Traffic
Narrowband ('000 Min.)	103,000	48,429	-53.0%	60,661	369,608	187,998	-49.1%
Broadband ('000 Gigabytes)	703	2,918	-	2,470	1,496	7,433	-
Employees	278	174	-37.4%	174	278	174	-37.4%
(1) Reporting criteria according to Anacom standard: ISDN services equivalent to 2 or 30 accesses depending on whether they are basic rate (BRI) or primary rate (PRI); Accesses do not include indirect voice or narrowband services and data and wholesale services.

Sonaecom Fixed investment in the expansion of its ADSL services over ULL begun to show tangible financial results in the quarter, with the company achieving a positive EBITDA for the first time since 4Q04, when the company started to focus its strategy on a direct access business from an indirect model.

Growth initiatives
During 3Q06, Sonaecom Fixed further developed its broadband services, by launching a new range of eServices to complement its business services portfolio, including: (i) the new ebackup, a network based backup service that takes advantage of the higher bandwidths available; and (ii) the revamping of ePacks, a network storage service; eFax, a converged email based fax replacement service; and eConference, an integrated conferencing service.

Sonaecom Fixed focused on improving customer experience and reducing costs and CAPEX per user of its double play offerings, by better monitoring and controlling customer activation delays and service breakdowns, as well as by improving response time to customer support requests and increasing customer product knowledge.

In the quarter, Sonaecom Fixed continued upselling its IPTV product to its eligible double play customer base, making the offer available in limited areas where both the quality of Portugal Telecom’s copper network is appropriate and where Sonaecom Fixed has local Central Offices unbundled. As is the case with other European companies offering IPTV, this is a nascent business and one in which the company is still climbing the learning curve, both technically and commercially.

Customer Base
At the end of 3Q06, Sonaecom Fixed Total services reached 336.5 thousand, an increase of 31.9% compared to 3Q05 and 2.8% over the previous quarter. The acquisition of direct access services more than compensated for the decline in indirect access customers, with total Direct Services representing close to 65.1% of Sonaecom Fixed Customer base in 3Q06, compared to 19.2% in 3Q05, and to 59.3% in 2Q06. Average ULL net adds exceeded 8 thousand services in 3Q06.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

Traffic
Sonaecom Fixed voice traffic increased by 7.3% in 3Q06 to 358.7 million minutes compared to 334.3 million minutes in 3Q05, mainly as a result of the increase of Direct Voice traffic by 148%, more than compensating the decrease of the indirect voice traffic of 37%.

Fixed Network
With the focus on extending the reach of its direct connections to capture broadband growth, Sonaecom Fixed increased the number of central offices unbundled with ADSL2+, from 130 in 2Q06 to 134 Central Offices in 3Q06, reaching 1.6 million homes in Portugal, approximately 50% of the Portuguese population. Of these Central Offices, 60% are prepared with full triple play capability.

5.2.	Financial Data

Million euros
SONAECOM FIXED INCOME STATEMENT	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Turnover	41.8	52.4	25.3%	49.3	117.0	146.2	24.9%
Service Revenues	41.8	52.2	24.9%	48.2	117.0	144.9	23.9%
Customer Revenues	18.4	23.7	28.9%	22.8	57.0	68.5	20.2%
Direct Access Revenues	7.0	16.1	128.9%	14.7	18.4	43.3	135.1%
Indirect Access Revenues	11.2	6.9	-37.8%	7.8	37.6	23.9	-36.5%
Other	0.2	0.7	-	0.3	0.9	1.3	32.7%
Operator Revenues	23.4	28.5	21.8%	25.4	60.0	76.5	27.5%
Equipment Sales	0.0	0.2	-	1.0	0.1	1.2	-
Other Revenues	1.1	0.9	-18.7%	1.0	2.7	3.3	22.1%
Operating Costs	47.1	52.3	11.0%	52.2	127.9	155.2	21.4%
COGS	0.0	0.1	-	1.2	0.0	1.4	-
Interconnection	24.3	27.3	12.2%	24.9	61.6	77.9	26.5%
Leased Lines & Other Network Operating Costs	6.3	7.8	22.6%	8.0	19.6	23.6	20.8%
Personnel Costs	3.3	2.2	-35.4%	2.1	10.2	7.0	-31.6%
Marketing & Sales	4.0	5.4	33.5%	5.4	11.6	15.2	30.6%
Outsourcing Services (1)	6.8	7.0	3.5%	8.2	17.4	22.8	30.7%
General & Administrative Expenses	2.1	2.2	4.3%	2.1	6.7	6.5	-3.7%
Other Operating Costs	0.2	0.4	79.7%	0.4	0.7	0.8	14.7%
Provisions and Impairment Losses	0.0	0.3	-	0.6	0.2	0.7	-
Service Margin (2)	17.5	24.9	42.6%	23.3	55.4	67.0	21.0%
Service Margin (%)	41.9%	47.8%	5.9pp	48.4%	47.3%	46.2%	-1.1pp
EBITDA	-4.3	0.6	-	-2.6	-8.3	-6.4	22.6%
EBITDA Margin (%)	-10.2%	1.2%	11.5pp	-5.2%	-7.1%	-4.4%	2.7pp
Depreciation & Amortization	3.7	4.1	10.3%	4.1	10.6	12.0	13.3%
EBIT	-8.0	-3.4	57.0%	-6.7	-18.9	-18.4	2.5%
Net Financial Results	-0.6	-0.9	-63.3%	-0.8	-1.5	-2.2	-46.1%
Financial Income	0.1	0.0	-69.1%	0.0	0.4	0.1	-69.8%
Financial Expenses	0.7	0.9	37.1%	0.8	1.9	2.3	22.3%
EBT	-8.5	-4.3	49.2%	-7.4	-20.4	-20.6	-1.1%
Taxes	1.6	0.0	-98.9%	0.0	0.7	0.0	-93.7%
Net Results	-10.1	-4.3	57.1%	-7.4	-21.0	-20.6	1.9%

CAPEX	6.2	4.9	-20.8%	7.4	19.2	21.0	9.5%
CAPEX as % of Turnover	14.9%	9.4%	-5.5pp	15.1%	16.4%	14.4%	-2pp
EBITDA - CAPEX	-10.5	-4.3	59.1%	-10.0	-27.5	-27.5	0.2%
FCF (3)	-12.1	-2.8	76.7%	-17.4	-25.1	-38.9	-55.1%
Gross Debt	60.4	89.9	49.0%	87.1	60.4	89.9	49.0%
Net Debt	59.1	89.5	51.4%	86.7	59.1	89.5	51.4%
Net Debt/ EBITDA last 12 months	-9.4 x	-7.0 x	2.4x	-4.9 x	-9.4 x	-7.0 x	2.4x
EBITDA/Interest Expenses	-6.9 x	.7 x	7.5x	-3.2 x	-5.0 x	-2.8 x	2.2x
Debt/(Debt + Shareholders' Funds)	78.0%	99.0%	21pp	94.4%	78.0%	99.0%	21pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) Service Margin = Service Revenues minus Interconnection Costs; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

Turnover
Turnover in 3Q06 totalled 52.4 million euros, an increase of 25.3% over 3Q05, mainly driven by the significant increase in Direct Access Revenues up 128.9% and Wholesale Revenues up 21.8%, which represented 30.8% and 54.6% of Service Revenues respectively, as compared to 16.8% and 56.0% in 3Q05, respectively. Direct Access Revenues accounted for 67.9% of Customer Revenues in the quarter, reinforcing Sonaecom Fixed transformation to a direct access business with its current double play offering.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

EBITDA
Sonaecom Fixed generated a positive EBITDA of 0.6 million euros, compared to a negative 4.3 million euros in 3Q05 and negative 2.6 million euros in 2Q06, an improvement that is primarily due to the performance of the ULL direct business, that began to generate a positive contribution to profitability.

Sonaecom Fixed Operating Costs increased by 11.0% as compared to 3Q05, reflecting the effort in developing and expanding the direct access broadband business: (i) Network costs were up by 64.2%, mainly as a result of higher Maintenance Costs related with increased number of Central Offices unbundled; (ii) Marketing & Sales costs increased by 33.5% to 5.4 million euros compared to 4.0 million euros in 3Q05, as a result of increased advertising efforts in the quarter and higher commissions related with higher level of customer acquisitions; (iii) Interconnection Costs were up by 12%, due to higher ULL related Set-Up costs and Monthly Fees, as well as the increased Voice Traffic in 3Q06 compared to 3Q05; and (iv) Outsourcing Services increased by 3.5% compared to 3Q05, driven primarily by customer activation support services. Personnel Costs reduced by 35.4%, explained by the integration of Sonaecom Fixed technical team of 110 employees into Optimus’ shared services technical structure as of 1Q06.

During the quarter, Sonaecom Fixed’s Service Margin increased by 5.9pp over 3Q05, with an implied margin of 47.8% as compared to 41.9% in 3Q05.

6.	Público

6.1.	Operational Data

PÚBLICO OPERATIONAL KPI's	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Average Paid Circulation (1)	50,669	44,187	-12.8%	47,441	48,984	46,112	-5.9%
Market Share of Advertising (%)	15.8%	13.9%	-1.9pp	15.0%	15.9%	15.5%	-0.4pp
Employees	363	334	-8.0%	351	363	334	-8.0%
(1) Estimated value updated in the following quarter.

Público continued to face significant pressures on all its revenue streams. However, a restructuring plan has been approved with the aim of redesigning the newspaper and the internet operations whilst reducing significantly Público’s fixed costs structure. This plan has already achieved approximately 1 million euros annual savings in Personnel Costs going forward. Furthermore, several General and Administrative Expenses contracts and policies have been revisited and renegotiated, which should achieve approximately 1 million euros of annual savings in fixed costs going forward. Público expects to continue to implement its restructuring plan until the end of 2006, with further fixed costs reductions expected to be generated.

Público’s average paid circulation decreased by 12.8%, from an average level of 50.7 thousand units in 3Q05 to 44.2 thousand units in 3Q06, continuing to suffer from the competitive pressures of tabloid newspapers and free newspapers, as well as the reduction of the size of the paid press market. According to the latest market figures available, the press market average paid circulation reduced by 13.5 thousand units in 2Q06 when compared to 2Q05, a declining trend that is expected to continue. Público’s advertising market share was impacted by circulation performance, reaching an average of 15.5% at the end of 9M06, down 0.4pp as compared to 9M05.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

6.2.	Financial Data

Million euros
PÚBLICO CONSOLIDATED INCOME STATEMENT	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Turnover	10.43	8.16	-21.7%	10.53	33.25	27.42	-17.5%
Advertising Sales (1)	3.59	3.34	-7.1%	4.44	12.50	11.21	-10.3%
Newspaper Sales	3.40	3.06	-9.9%	3.19	9.66	9.20	-4.7%
Associated Product Sales	3.44	1.76	-48.7%	2.90	11.09	7.01	-36.8%
Other Revenues	0.11	0.03	-73.7%	0.06	0.39	0.22	-44.0%
Operating Costs	11.59	11.39	-1.7%	11.33	35.25	33.44	-5.1%
COGS	3.68	2.21	-40.1%	3.11	10.91	8.17	-25.1%
Personnel Costs	3.23	4.97	53.7%	3.56	10.28	12.26	19.3%
Marketing & Sales	0.78	0.68	-13.7%	0.94	2.75	2.12	-22.7%
Outsourcing Services (2)	2.90	2.62	-9.6%	2.90	8.22	8.32	1.2%
General & Administrative Expenses	0.99	0.91	-7.4%	0.76	3.07	2.55	-16.8%
Other Operating Costs	0.01	0.00	-40.0%	0.06	0.04	0.02	-45.9%
Provisions and Impairment Losses	0.08	0.03	-61.3%	0.00	0.26	0.08	-69.7%
EBITDA	-1.12	-3.22	-188.1%	-0.74	-1.87	-5.88	-
EBITDA Margin (%)	-10.7%	-39.5%	-28.8pp	-7.0%	-5.6%	-21.5%	-15.8pp
Depreciation & Amortization	0.31	0.18	-42.5%	0.19	0.98	0.59	-40.2%
EBIT	-1.43	-3.40	-138.6%	-0.93	-2.85	-6.47	-127.1%
Net Financial Results	-0.06	-0.09	-44.7%	-0.07	-0.18	-0.21	-16.1%
Financial Income	0.00	0.00	-	0.00	0.00	0.00	-11.1%
Financial Expenses	0.06	0.09	46.8%	0.07	0.18	0.21	15.5%
EBT	-1.49	-3.49	-134.7%	-1.00	-3.03	-6.68	-120.5%
Taxes	0.00	0.00	-25.0%	0.01	0.02	0.01	-30.0%
Net Results	-1.49	-3.49	-134.3%	-1.00	-3.05	-6.69	-119.6%

CAPEX	0.19	0.03	-85.0%	0.05	0.67	0.17	-75.2%
CAPEX as % of Turnover	1.8%	0.3%	-1.5pp	0.4%	2.0%	0.6%	-1.4pp
EBITDA - CAPEX	-1.31	-3.25	-149.0%	-0.79	-2.54	-6.05	-138.2%
FCF (3)	-1.76	-3.18	-80.6%	-0.78	-4.26	-6.14	-44.3%
Gross Debt	7.7	9.7	26.4%	6.8	7.7	9.7	26.4%
Net Debt	7.6	9.7	27.8%	6.5	7.6	9.7	27.8%
Net Debt/ EBITDA last 12 months	-5.3 x	-1.7 x	3.6x	-1.8 x	-5.3 x	-1.7 x	3.6x
EBITDA/Interest Expenses	-19.3 x	-36.2 x	-16.9x	-11.6 x	-11.1 x	-29.9 x	-18.8x
Debt/(Debt + Shareholders' Funds)	449.0%	-	-	561.0%	449.0%	-	-
(1) Includes Contents; (2) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (3) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs.

During 3Q06, Turnover decreased by 21.7% to 8.2 million euros, compared to 10.4 million euros in 3Q05, primarily due to the decrease in Associated Product Sales by 48.7%, as a result of market competition and saturation, lower Newspaper Sales that were down by 9.9% and by a decrease in Advertising Sales of 7.1%, which reflects the difficult economic outlook in Portugal, the reduction of the circulation market share and concentration of advertising on TV.

EBITDA decreased to a negative 3.2 million euros, from a negative 1.1 million euros in 3Q05, mainly due to lower Advertising Sales, lower margins from Associated Products and higher Personnel costs in the quarter, up by 53.7% as compared to 3Q05, including severance costs of 1.7 million euros. Excluding this severance cost, Personnel costs would have increased by 1.2% and EBITDA would have been negative 1.5 million euros. Nevertheless, total fixed costs excluding severance costs decreased by 5.4% as compared to 3Q05, mainly reflecting reductions of General and Administrative Expenses and content outsourcing.

Additional restructuring costs might impact the company’s financials in the following quarters, as a result of the extensive redesign of the business case currently under implementation. Results are expected to materially affect Público’s performance as from 2007 and halt the trend of negative operating performance and profitability posted in the last quarters.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

7.	Software and Systems Integration

7.1.	Operational Data

SSI OPERATIONAL KPI's	3Q05	3Q05(R)	3Q06	y.o.y	2Q06	9M05	9M05(R)	9M06	y.o.y
IT Serv Revenues/Employee ('000 euros) (1)	50.6	28.2	26.8	-4.7%	25.8	92.1	78.4	76.0	-3.0%
Equipment Sales as % Turnover	22.7%	33.2%	38.6%	5.4pp	30.1%	23.5%	26.3%	31.1%	4.8pp
Equipment Sales/Employee (2) ('000 euros)	502.2	502.2	535.2	6.6%	657.6	1,543.7	1,543.7	1,736.4	12.5%
EBITDA/Employee ('000 euros) (3)	7.4	4.6	2.4	-47.9%	3.0	14.7	13.0	8.6	-33.9%
Employees	622	313	331	5.8%	643	622	313	331	5.8%
(1) Excluding employees dedicated to Equipment Sales; (2) Bizdirect; (3) EBITDA excluding capital gains from Enabler sale; (R) Restated Values, excluding Enabler's contribution.

SSI IT Service Revenues per employee totalled 26.8 thousand euros in 3Q06, 3.9% above the previous quarter and 4.7% below 3Q05(R). Headcount increased by 18 to 331 as compared to 3Q05(R), due to the growth projects at WeDo and the resulting need for more internal consultants. WeDo Group continued to invest in reinforcing its international footprint, mainly through its Revenue Assurance product RAID, with the renewal of the RAID maintenance contract with Telefónica Brasil, the brasilian fixed telecom operator, with France Telecom Spain and with the acquisition of new RAID projects with PTSA, a polish fixed operator, and ERA, a polish mobile telecom operator.

7.2.	Financial Data

Million euros
SSI CONSOLIDATED INCOME STATEMENT	3Q05	3Q05(R)	3Q06	y.o.y	2Q06	9M05	9M05(R)	9M06	y.o.y
Turnover	21.41	14.61	15.25	4.4%	24.03	64.57	57.78	61.38	6.2%
Service Revenues	16.55	9.76	9.37	-4.0%	16.80	49.39	42.60	42.32	-0.7%
Equipment Sales	4.86	4.86	5.89	21.1%	7.23	15.18	15.18	19.06	25.6%
Other Revenues	0.58	0.18	0.15	-18.0%	26.39	1.28	0.88	27.06	-
Operating Costs	19.56	13.23	14.59	10.3%	22.95	58.20	51.88	58.22	12.2%
COGS	4.77	4.77	5.63	18.0%	6.98	14.61	14.61	18.33	25.4%
Personnel Costs	7.48	4.05	4.47	10.1%	8.57	23.30	19.88	20.94	5.3%
Marketing & Sales	0.23	0.10	0.20	97.1%	0.27	0.64	0.52	0.68	31.3%
Outsourcing Services (1)	4.32	2.87	2.72	-5.2%	3.92	11.64	10.19	10.68	4.8%
General & Administrative Expenses	2.67	1.34	1.55	16.2%	3.12	7.56	6.23	7.41	19.1%
Other Operating Costs	0.10	0.10	0.02	-77.0%	0.09	0.46	0.46	0.18	-61.3%
Provisions and Impairment Losses	0.12	0.12	0.01	-90.3%	0.18	0.19	0.19	0.24	26.3%
EBITDA	2.30	1.43	0.79	-44.8%	27.28	7.47	6.60	29.99	-
EBITDA Margin (%)	10.8%	9.8%	5.2%	-4.6pp	113.6%	11.6%	11.4%	48.9%	37.4pp
Depreciation & Amortization	0.63	0.48	0.30	-36.4%	0.42	1.76	1.60	1.14	-28.8%
EBIT	1.67	0.96	0.49	-48.9%	26.86	5.71	4.99	28.84	-
Net Financial Results	-0.02	0.01	0.16	-	0.16	0.41	0.43	0.48	11.1%
Financial Income	0.10	0.09	0.23	161.4%	0.17	0.73	0.72	0.67	-7.4%
Financial Expenses	0.12	0.08	0.07	-11.1%	0.01	0.32	0.29	0.19	-35.2%
EBT	1.66	0.97	0.65	-32.9%	27.02	6.12	5.43	29.33	-
Taxes	0.08	-0.12	0.02	-	0.37	1.08	0.88	0.97	9.9%
Net Results	1.58	1.09	0.63	-42.6%	26.65	5.04	4.55	28.36	-

CAPEX	0.14	0.04	0.14	-	0.10	0.57	0.47	0.47	-1.3%
CAPEX as % of Turnover	0.6%	0.3%	0.9%	0.6pp	0.4%	0.9%	0.8%	0.8%	-0.1pp
EBITDA - CAPEX	2.17	1.39	0.65	-53.0%	27.18	6.90	6.12	29.52	-
FCF (2)	2.39	1.66	2.51	51.5%	22.89	3.11	2.37	24.35	-
Gross Debt	6.3	5.3	0.1	-98.0%	0.1	6.3	5.3	0.1	-98.0%
Net Debt	-7.7	-1.4	-34.5	-	-32.0	-7.7	-1.4	-34.5	-
Net Debt/ EBITDA last 12 months	-0.8 x	-0.2 x	-1.1 x	-0.9x	-1.0 x	-0.8 x	-0.2 x	-1.1 x	-0.9x
EBITDA/Interest Expenses	29.5 x	24.7 x	396.0 x	371.3x	-	37.0 x	36.2 x	-	-
Debt/(Debt + Shareholders' Funds)	23.7%	29.6%	0.2%	-29.4pp	0.3%	23.7%	29.6%	0.2%	-29.4pp
(1) Outsourcing Services = Customer Services plus Consultants plus Subcontracts; (2) FCF Levered after Financial Expenses but before Capital Flows and Raising Finance related up-front Costs; (R) Restated Values, excluding Enabler's contribution.

SSI Turnover increased by 4.4% in 3Q06 to 15.3 million euros as compared to 3Q05(R), mainly due to higher IT equipment sales, which increased by 21.1% to 5.9 million euros. In 3Q06, Equipment sales represented 38.6% of Turnover, compared to 33.3% in 3Q05(R). SSI Service Revenues decreased by 4.0%, as a result of the 3.6% decrease in Turnover at Wedo Group when compared to 3Q05(R).

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

SSI EBITDA totalled 0.8 million euros in 3Q06, generating a margin of 5.2%, compared to an EBITDA of 1.43 million euros and a margin of 9.8% in 3Q05(R), mainly explained by the lower EBITDA generated by WeDo when compared to the same quarter last year.

8.	Other Issues

8.1.	Regulatory Developments

On 1 July 2006, a further reduction in MTRs became effective for all the Portuguese mobile operators, in accordance with ANACOM’s decision in February 2005. For Optimus, Fixed to Mobile termination rates decreased by 13.3% to 0.13 euros per minute, down from 0.15 euros per minute, and Mobile to Mobile and International Mobile termination rates decreased by 4.2% to 0.115 euros per minute, down from 0.12 euros per minute. This programmed reduction in MTRs is due to culminate with the reduction of mobile to mobile and fixed to mobile rates to 0.11 euros per minute as from 1 October 2006.

8.2.	Corporate Developments

Public Tender Offer for Portugal Telecom
On 27 September 2006, the Competition Authority announced its preliminary decision regarding Sonaecom’s Offer for Portugal Telecom and disclosed the commitments to be undertaken by Sonaecom in order for the bid to be approved.

Sonaecom believes this preliminary non-opposition decision was a significant step forward for Sonaecom’s Offer. However, the final remedies included in the preliminary decision were more aggressive than those initially proposed and expected, particularly: (i) obligation to implement vertical separation of the retail and wholesale businesses in the event that Sonaecom decides to keep the copper network; (ii) obligation to divest all content assets held by PTM; and (iii) obligation to facilitate the entrance of a third mobile network operator into the market by divesting the spectrum of one of the operators; selling sites at regulated conditions; assuring co-location; providing financial compensation related to traffic imbalance; implementing similar on-net and off-net tariff plans and; ending some client loyalty contract clauses. These conditions are considerably more onerous and, their combination will lead to more competition in the mobile market and unexpected CAPEX and subscriber acquisition and retention costs.

EDP and Parpública Roll-Up
On 28 July and 14 August 2006 agreements were reached with EDP and Parpública for the exchange of their shareholdings in Optimus of 25.72% and 5.04% for 58.3 million and 11.42 million new Sonaecom ordinary shares, respectively, representing stakes in Sonaecom of 15.9% and 3.1%, respectively. As a result, Sonaecom share capital will be increased by 69.72 million euros, from 296.5 million euros to 366.2 million euros, through the issuance of 69.72 new shares with a share premium of 275.7 million euros. Furthermore, Sonaecom’s Shareholders Funds will increase by 345.4 million euros.

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

9.	Additional Information

Consolidated Nominal Net Debt before application of IAS 39
Million euros
CONSOLIDATED NOMINAL DEBT	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Gross Debt	482.1	479.2	-0.6%	479.2	482.1	479.2	-0.6%
Liquidity	199.8	114.9	-42.5%	96.0	199.8	114.9	-42.5%
Net Debt	282.3	364.3	29.0%	383.3	282.3	364.3	29.0%
Net Debt/ EBITDA last 12 months	1.7 x	2.0 x	0.3x	2.1 x	1.7 x	2.0 x	0.3x
Debt/(Debt + Shareholders' Funds)	51.8%	39.8%	-12pp	40.1%	51.8%	39.8%	-12pp

Optimus Nominal Net Debt before application of IAS 39
Million euros
OPTIMUS NOMINAL DEBT	3Q05	3Q06	y.o.y	2Q06	9M05	9M06	y.o.y
Gross Debt	329.5	328.5	-0.3%	329.0	329.5	328.5	-0.3%
Liquidity	58.7	131.2	123.6%	101.1	58.7	131.2	123.6%
Net Debt	270.8	197.2	-27.2%	227.9	270.8	197.2	-27.2%
Net Debt/ EBITDA last 12 months	1.6 x	1.1 x	-0.5x	1.4 x	1.6 x	1.2 x	-0.4x
Debt/(Debt + Shareholders' Funds)	47.7%	44.8%	-2.9pp	45.5%	47.7%	44.8%	-2.9pp

Reconciliation of Consolidated Net Debt
Million euros
CONSOLIDATED NET DEBT	Debt (1)	Shareholder Loans	Liquidity	Net Debt
Aggregate Debt	464.0	207.8	206.5	465.3
Optimus	316.8	0.0	131.2	185.5
Sonaecom Fixed	0.1	89.8	0.4	89.5
Público	0.5	9.3	0.1	9.7
SSI	0.1	0.0	11.9	-11.8
Sonaecom SGPS (2)	146.5	82.3	62.3	166.5
Others	0.0	26.5	0.6	25.9
Intra-groups	0.0	207.8	91.5	116.2
Optimus	0.0	0.0	73.4	-73.4
Sonaecom Fixed	0.0	89.8	0.0	89.8
Público	0.0	9.3	0.0	9.3
SSI	0.0	0.0	8.5	-8.5
Sonaecom SGPS	0.0	82.3	9.3	73.0
Others	0.0	26.5	0.3	26.1
Total	464.0	0.0	114.9	349.1
(1) Debt= Bank Loans plus Other Financial Liabilities; (2) Sonaecom Holding Company Shareholder Loans relates to Treasury Applications from Operating Companies (Operating Companies' Liquidity intra-group).

SONAECOM THIRD QUARTER RESULTS 2006/JULY - SEPTEMBER (unaudited)

SAFE HARBOUR

This document may contain forward-looking information and statements, based on management’s current expectations or beliefs. Forward-looking statements are statements that are not historical facts.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the telecommunications industry and economic conditions; and the effects of competition. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

Although these statements reflect our current expectations, which we believe are reasonable, investors and analysts are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. You are cautioned not to put undue reliance on any forward-looking information or statements. We do not undertake any obligation to update any forward-looking information or statements.

This document does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the proposed offer (the “Offer”) for the shares of Portugal Telecom, SGPS, S.A. (“PT”), or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. (“Sonae”), and Sonaecom, SGPS, S.A. (“Sonaecom”), will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT shareholders. Free copies of the Tender Offer Statement, the Solicitation/ Recommendation Statement and the other related documents to be filed by Sonae or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available by Sonaecom or its duly designated agent to all PT shareholders at no charge to them. PT shareholders are strongly advised to read the Offer Document and the Acceptance Forms, and any other relevant documents filed with the SEC, as well as amendments and supplements to those documents because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

Unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae and/or Sonaecom and permitted by applicable law and regulation, neither copies of this document nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

Notwithstanding the foregoing, Sonae and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation. The availability of the Offer to persons not resident in Portugal or the United States may be affected by the laws of the relevant jurisdiction.

Persons who are not resident in Portugal or the United States should inform themselves about and observe any applicable requirements.

The Offer will be made by Sonae and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, S.A., on its or their behalf.

Report available in Sonaecom’s institutional website
www.sonae.com

Media and Investor Contacts

Isabel Borgas
Public Relations Manager
isabel.borgas@sonae.com
Tel: 351 93 100 20 20

Patrícia Mendes
Investor Relations Manager
patricia.mendes@sonae.com
Tel: 351 93 100 22 23

Sonaecom SGPS, SA
Rua Henrique Pousão, 432 - 7º piso
4460-841 Senhora da Hora
Portugal